SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 11-K

(Mark One)
 [ X ]          ANNUAL REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

               For the fiscal year ended December 31, 1993

                                   OR

 [   ]         TRANSITION REPORT PURSUANT TO SECTION 15(d)
       OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

               For the transition period from        to

                         Commission File Number
                                1-6699



             Employees' Voluntary Investment and Savings Plan
                  of International Multifoods Corporation
                         33 South Sixth Street
                      Minneapolis, Minnesota 55402

                    (Full title and address of plan)


                   International Multifoods Corporation
                         33 South Sixth Street
                      Minneapolis, Minnesota 55402
   (Name of issuer and address of principal executive offices of issuer)



                     Independent Auditors' Report



The Board of Directors
International Multifoods Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation as of December 31, 1993 and 1992 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1993 and 1992 and the changes in its net assets for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the Statements of Net Assets Available for Plan Benefits and the Statements of Changes in Net Assets Available for Plan Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures supplied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                            /s/KPMG Peat Marwick

May 27, 1994




              EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                  OF INTERNATIONAL MULTIFOODS CORPORATION

            Statement of Net Assets Available for Plan Benefits
                             December 31, 1993

                                         Company         Fixed           Growth         Equity
                                          Common         Income          Equity         Index         Balanced
                                        Stock Fund        Fund            Fund           Fund           Fund         Total
Investments
  Common stock of International
    Multifoods Corp.                   $11,453,173    $         -     $        -    $         -      $        -   $11,453,173
  Common trust funds:
    Norwest Bank Minnesota, N.A.:
      Short-term Investment Fund             9,293              -              -              -               -         9,293
      Stable Return Fund                         -      3,002,118              -              -               -     3,002,118
  Common stock funds:
    Fidelity Magellan Fund                       -              -      6,533,523              -               -     6,533,523
    Fidelity U.S. Equity Index Fund              -              -              -      2,012,035               -     2,012,035
    Fidelity Balanced Fund                       -              -              -              -       2,512,234     2,512,234
  Group annuity contracts:
    Hartford Life Insurance Co.                  -      1,062,158              -              -               -     1,062,158
    John Hancock                                 -      2,013,020              -              -               -     2,013,020
    Minnesota Mutual Life Insurance Co.          -      1,197,077              -              -               -     1,197,077
        Total investments               11,462,466      7,274,373      6,533,523      2,012,035       2,512,234     9,794,631

Accrued investment income                  119,147         15,608              -              -               -       134,755
Member contributions receivable             27,631         36,364         57,025         23,856          27,571       172,447
Employer contributions receivable           73,391              -              -              -               -        73,391
        Total assets                    11,682,635      7,326,345      6,590,548      2,035,891       2,539,805    30,175,224

Unapplied retained Employer
  contributions                            (46,030)             -              -              -               -       (46,030)

        Net assets available for
          plan benefits                $11,636,605     $7,326,345     $6,590,548     $2,035,891      $2,539,805   $30,129,194





See accompanying notes to financial statements.



              EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                  OF INTERNATIONAL MULTIFOODS CORPORATION

            Statement of Net Assets Available for Plan Benefits

                             December 31, 1992

                                         Company         Fixed           Growth         Equity
                                          Common         Income          Equity         Index         Balanced
                                        Stock Fund        Fund            Fund           Fund           Fund         Total
Investments
  Common stock of International
    Multifoods Corp.                   $15,803,341    $        -      $        -    $         -      $        -   $15,803,341
  Common trust funds:
    Norwest Bank Minnesota, N.A.:
      Short-term Investment Fund             9,667             -               -              -               -         9,667
      Stable Return Fund                         -     1,228,373               -              -               -     1,228,373
  Common stock funds:
    Fidelity Magellan Fund                       -             -       4,132,563              -               -     4,132,563
    Fidelity U.S. Equity Index Fund              -             -               -      1,490,303               -     1,490,303
    Fidelity Balanced Fund                       -             -               -              -       1,513,579     1,513,579
  Group annuity contracts:
    Hartford Life Insurance Co.                  -     1,062,158               -              -               -     1,062,158
    John Hancock                                 -     1,838,038               -              -               -     1,838,038
    Lincoln Nat'l Life Insurance Co.             -     1,290,542               -              -               -     1,290,542
    Minnesota Mutual Life Insurance Co.          -     1,197,077               -              -               -     1,197,077
        Total investments               15,813,008     6,616,188       4,132,563      1,490,303       1,513,579    29,565,641

Accrued investment income                  115,278        14,252               -              -               -       129,530
Member contributions receivable             41,860        46,116          58,078         27,489          26,579       200,122
Employer contributions receivable           85,109             -               -              -               -        85,109
        Total assets                    16,055,255     6,676,556       4,190,641      1,517,792       1,540,158    29,980,402

Unapplied retained Employer
  contributions                            (54,690)            -               -              -               -       (54,690)

        Net assets available for
          plan benefits                $16,000,565    $6,676,556      $4,190,641     $1,517,792      $1,540,158   $29,925,712


See accompanying notes to financial statements.



              EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                  OF INTERNATIONAL MULTIFOODS CORPORATION

                    Statement of Changes in Net Assets
                       Available for Plan Benefits
                       Year ended December 31, 1993

                                         Company         Fixed           Growth         Equity
                                          Common         Income          Equity         Index           Balanced
                                        Stock Fund        Fund            Fund           Fund             Fund         Total
Investment income:
  Dividends                            $   469,744    $        -       $  265,199    $   57,666      $   92,429   $    885,038
  Interest                                   2,414       408,242                -            17               -        410,673
  Income from common trust funds                 -            23                -             -               -             23
  Net appreciation (depreciation) in
    fair value of investments           (5,060,944)      190,850          895,475       111,469         236,082     (3,627,068)
      Total investment income (loss)    (4,588,786)      599,115        1,160,674       169,152         328,511     (2,331,334)

Contributions:
  Members                                  809,570       942,522        1,321,772       594,677         602,404      4,270,945
  Cash contributions by employer         1,788,295             -                -             -               -      1,788,295
      Total contributions                2,597,865       942,522        1,321,772       594,677         602,404      6,059,240

Distributions                           (1,383,287)     (981,293)        (655,771)     (355,069)       (157,664)    (3,533,084)
Fund transfers                            (998,412)       89,445          573,232       109,339         226,396              -
Transfers from unapplied account, net        8,660             -                -             -               -          8,660

      Net increase (decrease) in net
        assets available for plan
        benefits                        (4,363,960)      649,789        2,399,907       518,099         999,647        203,482

Net assets available for plan benefits:
  Beginning of year                     16,000,565     6,676,556        4,190,641     1,517,792       1,540,158     29,925,712
  End of year                          $11,636,605    $7,326,345       $6,590,548    $2,035,891      $2,539,805    $30,129,194







See accompanying notes to financial statements.





              EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                  OF INTERNATIONAL MULTIFOODS CORPORATION


                     Statement of Changes in Net Assets
                        Available for Plan Benefits
                        Year ended December 31, 1992

                                                                       Diversi-
                                           Company         Fixed         fied         Money       Growth
                                            Common        Income        Equity        Market      Equity
                                          Stock Fund       Fund          Fund          Fund        Fund
Investment income:
  Dividends                             $   501,546     $       -     $       -    $       -   $  331,084
  Interest                                    2,344       559,939             -            -            -
  Income from common trust funds                  -        22,015             -          409            -
  Pro rata share of net investment
    loss from International
    Multifoods Corporation
    Master Trust                                  -             -      (242,618)           -            -
  Net appreciation (depreciation)
    in fair value of investments         (3,469,442)       68,758             -            -      (94,250)
      Total investment income (loss)     (2,965,552)      650,712      (242,618)         409      236,834

Contributions:
  Members                                   914,890     1,044,026       374,110           -       656,744
  Cash contributions by employer          1,447,502             -             -           -             -
    Total contributions                   2,362,392     1,044,026       374,110           -       656,744

Distributions                            (7,415,644)   (2,498,577)    1,701,580)     (1,922)      (65,380)
Fund transfers                             (655,531)   (1,311,193)   (3,984,646)    (13,307)    3,362,443
Transfers from unapplied
   account, net                              13,165             -             -           -             -

      Net increase (decrease) in
        net assets available
        for plan benefits                (8,661,170)   (2,115,032)   (5,554,734)    (14,820)    4,190,641

Net assets available for plan benefits:
   Beginning of year                     24,661,735     8,791,588     5,554,734      14,820             -
   End of year                          $16,000,565    $6,676,556    $        -    $      -    $4,190,641



                                            Equity
                                             Index       Balanced
                                              Fund         Fund           Total
Investment income:
  Dividends                             $    19,361    $   81,945     $  933,936
  Interest                                        9             -        562,292
  Income from common trust funds                  -             -         22,424
  Pro rata share of net investment
    loss from International
    Multifoods Corporation
    Master Trust                                  -             -       (242,618)
  Net appreciation (depreciation)
    in fair value of investments             81,790       (32,518)    (3,445,662)
      Total investment income (loss)        101,160        49,427     (2,169,628)

Contributions:
   Members                                  291,008       280,278      3,561,056
   Cash contributions by employer                 -             -      1,447,502
      Total contributions                   291,008       280,278      5,008,558

Distributions                              (133,448)     (132,709)   (11,949,260)
Fund transfers                            1,259,072     1,343,162              -
Transfers from unapplied account, net             -             -         13,165

      Net increase (decrease) in
        net assets available
        for plan benefits                 1,517,792     1,540,158     (9,097,165)

Net assets available for plan benefits:
  Beginning of year                               -             -      39,022,877
  End of year                            $1,517,792    $1,540,158     $29,925,712


See accompanying notes to financial statements.





              EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                  OF INTERNATIONAL MULTIFOODS CORPORATION

                       Notes to Financial Statements
                        December 31, 1993 and 1992

1) Description of Plan

The following brief description of the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation (the "Plan") is provided for general information purposes only. For more complete information about the Plan's eligibility, vesting, withdrawal and benefit provisions, employees should refer to their copy of the Summary Plan Description.

The Plan is a voluntary investment and savings plan intended to be a long-term investment program to provide participating employees ("Members") with additional retirement income. The Plan was amended effective July 1, 1992 to include all employees of International Multifoods Corporation (the "Company") and participating subsidiaries, except those covered by a collective bargaining agreement, unless the agreement specifically provides for membership in the Plan. In addition, the Plan name was changed from the "Salaried Employees' Voluntary Investment and Savings Plan"" to "Employees' Voluntary Investment and Savings Plan". The Plan is a salary reduction plan under Section 401(k) of the Internal Revenue Code and qualifies as an Employee Stock Ownership Plan ( "ESOP" ) under Section 4975(e) of the Internal Revenue Code. The ESOP provisions allow the Trustee (Norwest Bank Minnesota, N.A.), at the direction of the Plan Administrator, to purchase common stock of the Company with the proceeds of one or more loans. Any loan transactions entered into must provide that the lender shall be without recourse against the assets of the Plan, except for common stock held in a loan suspense account, and therefore not allocated to participating Members.

Administrative expenses of the Plan are paid by the Company and its participating subsidiary corporations (the "Employer" ).

Members enter into salary reduction agreements with the Employer and may contribute, within limitations specified by the Internal Revenue Code, from 2% to 15% of regular pay. The Employer's contribution is 50% of the Member's contribution with a limit of 3.5% of the Member's regular pay. Members' deposits are fully vested. Employer contributions become fully vested after the employee has completed five years of service, or upon reaching age 65, retirement, pre-retirement disability, death and certain other occurrences.

2) Accounting Policies

The Plan's accounting policies conform to generally accepted accounting principles applied on a consistent basis. Significant policies related to investments are summarized below:

   The fair value of investments in the Company's common stock is based upon published quotations.

   The fair value of investments in common trust funds and common stock funds is determined by the trustee or custodian of those funds on the basis of the fair values of the underlying net assets. Group annuity contracts are valued at cost, which approximates fair value.

   Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.

3) Investment Funds

Members may direct their deposits to be invested in any one of the following investment funds: Company Common Stock Fund, Fixed Income Fund, Growth Equity Fund, Balanced Fund, and Equity Index Fund. Contributions can be allocated to funds in increments of 10%. Contributions and investment balances can be reallocated on a quarterly basis.

The type of investments each fund may make is described in the Plan.
Each of the funds may temporarily hold cash or make short-term investments. The Fixed Income Fund, the Growth Equity Fund, the Balanced Fund, and the Equity Index Fund may not invest in securities of the Company. The following schedule summarizes the type of investments which may be made by each of the funds:

   Fund                         Description

   Company Common Stock         Common stock of the Company
   Fixed Income                 Fixed income securities including
                                  contracts with insurance companies
                                  and banks
   Growth Equity                Equity securities
   Balanced                     Fixed income securities and
                                  equity securities
   Equity Index                 Equity securities of companies in the
                                  Standard and Poor's 500

4) Unapplied Retained Employer Contributions

Unapplied retained Employer contributions represent amounts of nonvested past Employer contributions attributable to terminated participating employees, but which do not represent forfeitures until such employees incur a defined break in service. These accounts are available to reduce future Employer contributions upon becoming defined forfeitures, or to be credited to such employees' accounts as a result of rehire if there is not a defined break in service.

Forfeitures of nonvested Employer contributions for the years ended December 31, 1993 and 1992 were approximately $28,800 and $16,900, respectively.

5) Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan or discontinue contributions with respect to any one or more participating employers. Upon termination or discontinuance of contributions, Employer contribution amounts in Member accounts which have not vested will become vested. Thereafter, full distribution of each fund may be made to Members, either by lump sum payment or by annual installment payments over a period not exceeding ten years.

6) Distributions

The Plan provides for the distribution of a Member's account balance upon retirement, death, termination of employment or certain other occurrences. In addition, Members who meet certain qualifications as to age and length of participation in the Plan may elect to withdraw a portion of their !ccount balance. Distributions may be made either by lump sum payment or by annual installment payments over a period not exceeding ten years at the discretion of the Plan Administrator. Distributions from the Company Common Stock Fund of the Plan are made in full shares of common stock of the Company and cash for any fractional share equivalents, except that Members whose account balances are less than or equal to $3,500 or 100 shares may elect to receive cash distributions. The number of shares to be distributed is determined by the market value of the common stock as of the valuation date.

For the year ended December 31, 1992, distributions include $6,208,196 transferred directly to AGP, L.P. on behalf of the former employees of the North American agribusinesses, which were divested in 1991.

7) Income Taxes

The Company received a tax determination letter dated July 10, 1989, from the Internal Revenue Service stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust created under the Plan is therefore exempt from Federal income taxes under provisions of Section 501(a). As of the date of this report, the Company believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) and are exempt from Federal income taxes.

The Plan qualifies as a salary reduction plan under Section 401(k) of the Internal Revenue Code. Accordingly, Employer contributions and allocations to Members' accounts of trust earnings are not taxable to Members when made or when credited to the Member's account. However, Member distributions are subject to ordinary income taxes and may be subject to an additional 10% penalty tax.

8) Reconciliation to Form 5500

At December 31, 1993 and 1992, net assets available for plan benefits in the accompanying financial statements differ from Form 5500, as filed with the Internal Revenue Service as follows:

                                            1993           1992
   Net assets available for plan
     benefits per Form 5500             $29,322,516    $29,344,638

   Adjustment for benefits payable          806,678        581,074

   Net assets available for plan
     benefits per accompanying
     financial statements               $30,129,194    $29,925,712

9) Investments

The following investments represent 5% or more of the net assets available for plan benefits at December 31, 1993:

                                           Face Amount or
                                            No. of Shares      Fair Value
   International Multifoods Corporation
     common stock                              594,970        $11,453,173

   Fidelity Magellan Fund                       92,216          6,533,523

   Norwest Stable Return Fund                  153,679          3,002,118

   Fidelity Balanced Fund                      187,620          2,512,234

   John Hancock group annuity contract       2,013,020          2,013,020

   Fidelity U.S. Equity Index Fund             116,505          2,012,035



The following investments represent 5% or more of the net assets available for plan benefits at December 31, 1992:

                                           Face Amount or
                                            No. of Shares      Fair Value

   International Multifoods Corporation
      common stock                             577,291        $15,803,341

   Fidelity Magellan Fund                       65,586          4,132,563

   John Hancock group annuity contract       1,838,038          1,838,038

   Fidelity Balanced Fund                      123,155          1,513,579


10) Party-In-Interest Transactions

Transactions resulting in plan assets being transferred to or used by a related party are prohibited under the Pension Reform Act (the Act) unless a specific exemption applies. The Trustee of the Plan, Norwest Bank Minnesota, N.A., and International Multifoods Corporation are defined as parties-in-interest with respect to the Plan. However, such transactions are exempt under section 408(b)(8) and are not prohibited under the Act.

                                                               Schedule 1
         EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
            OF INTERNATIONAL MULTIFOODS CORPORATION

     Item 27a - Schedule of Assets Held for Investment Purposes

                       December 31, 1993

                                         Description of investment,
                                          including maturity date,
Identity of issue, borrower,            rate of interest, collateral,
lessor or similar party                    par, or maturity value             Cost        Current Value
- - - ------------------------------------    ------------------------------    -----------     -------------
Common stock:
 *International Multifoods Corporation   594,970 shares common stock,     $11,420,678      $11,453,173
                                           par value $.10 per share

   Total common stock                                                      11,420,678       11,453,173

Common trust funds:
 Norwest Bank Minnesota, N.A.:
  *Short-term Investment Fund                          9,293 shares             9,293            9,293
  *Stable Return Fund                                153,679 shares         2,809,526        3,002,118

   Total common trust funds                                                 2,818,819        3,011,411

Common stock funds:
 Fidelity Magellan Fund                               92,216 shares         6,101,714        6,533,523
 Fidelity U.S. Equity Index Fund                     116,505 shares         1,858,037        2,012,035
 Fidelity Balanced Fund                              187,620 shares         2,424,710        2,512,234

   Total common stock funds                                                10,384,461       11,057,792

Group annuity contracts:

 Hartford Life Insurance Co.                 Annuity Contract 9.44%
                                                        due 4-30-95         1,062,158        1,062,158
 John Hancock                                Annuity Contract 9.50%
                                                        due 4-28-95         2,013,020        2,013,020
 Minnesota Mutual Life Insurance Co.         Annuity Contract 9.90%
                                                        due 2-07-94         1,197,077        1,197,077
   Total group annuity contracts                                            4,272,255        4,272,255

      Total investments                                                   $28,896,213      $29,794,631


*Represents party-in-interest.

See accompanying independent auditors' report.


                                                                Schedule 2

               EMPLOYEES' VOLUNTARY INVESTMENT AND SAVINGS PLAN
                  OF INTERNATIONAL MULTIFOODS CORPORATION

               Item 27d - Schedule of Reportable Transactions

                      Year Ended December 31, 1993


Series of transactions (involving one security) which exceed 5% of plan assets.

            Identity of                                             Purchase       Selling         Cost of      Net gain
          party involved                   Description of asset       Price         Price           Asset       or (loss)
- - - -------------------------------            ---------------------   ----------    ----------     ----------      ---------
*Norwest Bank Minnesota, N.A.              Short-term
                                             Investment Fund       $2,625,735    $2,626,109     $2,626,109      $      -
*Norwest Bank Minnesota, N.A.              Stable Return Fund       2,602,246     1,019,351        973,421        45,930

*International Multifoods Corporation      Common stock             2,545,815       583,044        442,105       140,939

 Fidelity Magellan Fund                    Mutual Fund              2,157,967       434,151        395,412        38,739

 Fidelity Balanced Fund                    Mutual Fund              1,024,807       195,061        185,289         9,772



*Respresents party-in-interest

Note: Certain columns not required for this schedule have been omitted


See accompanying independent auditors' report.





                                Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   EMPLOYEES' VOLUNTARY
                                   INVESTMENT AND SAVINGS PLAN OF
                                   INTERNATIONAL MULTIFOODS CORPORATION


June 22, 1994                      By  /s/ Joyce G. Traver
                                       Joyce G. Traver
                                       Director - Benefits




                          INDEPENDENT AUDITORS' CONSENT


The Board of Directors
International Multifoods Corporation:


We consent to incorporation by reference in the Registration Statement (No. 33-48073) on Form S-8 with respect to the Employees' Voluntary Investment and Savings Plan of International Multifoods Corporation (the
Plan) of our report dated May 27, 1994, relating to the statements of net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in the December 31, 1993 Annual Report on Form 11-K of International Multifoods Corporation.



                                            /s/ KPMG Peat Marwick
                                            KPMG Peat Marwick




Minneapolis, Minnesota
June 20, 1994